EXHIBIT 99.24

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release May 20, 2003 Symbol: ORZ.TSX

NEW GOLD DISCOVERY AT BONDI, BURKINA FASO
Drill hole intersects 42m at 3.8 gAu/t

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce initial results from a planned 2000m Reverse Circulation (RC) drilling campaign on its Bondi property in Burkina Faso, West Africa. This new zone was identified with soil sampling and trenching that yielded positive results as announced March 6, 2003. The area represents only 500m of strike length from a 4km gold-in-soil anomaly. The target remains open in all directions and the RC drill program will continue with more results expected over the next 10 days. Orezone has an option to earn a 100% interest in Bondi and owns a 100% interest in the two adjoining permits immediately to the north of Bondi for a total area of 1000km².

A complete table of results, plan view of the zone and a cross section can be found at Orezone’s website at www.orezone.com/bondi.html

Hole	East UTM	North UTM	Azimuth °	Dip °	Lenth m	From m	To m	Grade gAu/t	Width

BDRC01	434784	1207357	300	-50	66	40	66	4.02	26m
BDRC02	434746	1207366	300	-50	54	0	20	2.47	20m
BDRC24	434728	1207379	120	-50	72	16	58	3.78	42m
BDRC05	434665	1207416	300	-50	60	4	16	1.70	12m
BDRC05						32	38	1.16	6m

Note: Samples were collected every 2m down the hole and analyzed at the Canadian operated Abilab laboratory in Bamako, Mali, a reputable lab for this purpose. A minimum of 10% of the samples is for QA/QC, which include duplicates, triplicates and standards.

The drilling indicates that the zone is oxidized to a vertical depth of at least 45m. Mineralization observed within the host rock includes silicification and pyritization of the sandstone to conglomeratic rock. Quartz veinlets were abundant in the mineralized zones. The zone trends to the North East.

“The drilling results confirm that the mineralized zone exhibits much higher grades than those indicated by the surface sampling,” notes Jeff Ackert, VP of Exploration and qualified person for Orezone. “The drilling indicates that the zone continues along strike below the other trenches and remains open in all directions. Surface grab samples have returned values as high as 13.4 gAu/t and the drilling also indicates higher grade zones within this wide low-grade target.” The discovery of this zone within the Golden Hill Mineralized Corridor extends the known mineralization on Orezone’s property to an area of over 45km and makes this one of the most significant mineralized belts in Burkina Faso. Drilling 20 km north of Bondi on the Peksou target resulted in 24m at 11.4 gAu/t with the hole ending in 9.0 gAu/t material. Orezone will move the drill to Peksou after completing the drilling on Bondi. Orezone now expects to drill more than the planned 2000m on Bondi.

Orezone is a well-funded mining exploration company with a significant land holding of advanced gold projects in Burkina Faso, West Africa. Orezone has a strategic alliance with Gold Fields Limited.

For further information, please contact:
Ron Little, President & CEO
OREZONE RESOURCES INC.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
info@orezone.com      www.orezone.com